Exhibit 99.1

Perion Network to Announce Second Quarter 2022
Financial Results on August 3, 2022

Tel Aviv & New York – July 12, 2022 – Perion Network Ltd. (NASDAQ: PERI) (TASE: PERI), a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – ad search, social media and display / video / CTV advertising – today announced it plans to release second quarter 2022 results prior to the opening of the financial markets on Wednesday, August 3, 2022.

On that day, Doron Gerstel, CEO and Maoz Sigron, CFO will host a conference call to discuss the results at 8:30 a.m. ET.

Call details:

•	Registration link: https://incommconferencing.zoom.us/webinar/register/WN_oEkHYSvyQ--7h7MrEhjNkg
•	Toll Free: 1-877-407-0779
•	Toll/International: 1-201-389-0914

A replay of the call and a transcript will be available within approximately 24 hours of the live event on Perion’s Website.

About Perion Network Ltd.
Perion is a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – ad search, social media and display / video / CTV advertising.  These channels are brought together by Perion’s intelligent Hub, which integrates the company’s business assets from both sides of the open Web, providing significant benefit to its brands and publisher customers.

For more information, visit Perion's website at www.Perion.com

Contact
Perion Network Ltd.
Dudi Musler
VP Investor Relations
+972 (54) 7876785
dudim@perion.com

Source: Perion Network Ltd.